25003286

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34240

SEC Mail Processing
JUL 28 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/24 (MM/DD/YY) AND ENDING 04/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R W SMITH & ASSOCIATES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 TOWN SQUARE PLACE Suite 1500
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael George	(201)217-8055	michaelg@rwsbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	Ny	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christoper Ferreri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R W Smith & Associates, as of 4/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2026

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

APRIL 30, 2025

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
APRIL 30, 2025

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managing Member
RW Smith & Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RW Smith & Associates, LLC (a limited liability company) as of April 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RW Smith & Associates, LLC as of April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RW Smith & Associates, LLC's management. Our responsibility is to express an opinion on RW Smith & Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RW Smith & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as RW Smith & Associates, LLC's auditor since 2021.
New York, New York
July 24, 2025

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2025

ASSETS

Cash and cash equivalents	$ 361,813
Receivables from clearing broker	393,731
Deposit with clearing broker	54,870
Investment in US Treasury bills	174,135
Prepaid expenses and other assets	8,385
Other receivable	16,976
Property and equipment, net	1,254
Right-of-use asset	33,104
Security deposit	6,500
Total Assets	$ 1,050,768

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 237,129
Lease liabilities	33,104
Total Liabilities	270,233
Commitments and contingencies (Notes 3,4,6,8 and 10)	
Member's Equity	780,535
Total Liabilities and Member's Equity	$ 1,050,768

See accompanying notes to the statement of financial condition

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2025

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RW Smith & Associates, LLC (the "Company") serves the investment community principally as an inter-dealer broker of fixed income securities, including municipal securities and U.S. Government Securities in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC (the "Parent"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this financial statement is in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Restricted cash is subject to legal and contractual restrictions by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The deposit with the clearing broker is considered restricted cash.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided on straight-line and double - declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, amortization is provided over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts; circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statement, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon. The Company files tax returns in the U.S. federal jurisdiction and various state and local returns.

Revenue from Contracts with Customers

The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker-dealers and certain other financial institutions. Each time the Company facilitates a matched trade between its clients the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and the Company shares in the risk of clearing and settlement. Commissions are collected at the settlement date, generally the second business day after the trade date.

Receivables from Clearing Broker

As of April 30, 2025, receivables from clearing broker consisted of commissions due from clearing agent for commission revenue earned and the clearing deposit held with the Company's clearing agent. The balances as of April 30, 2025 were $393,731 and $54,870, respectively.

Current Expected Credit Losses

The Company accounts for expected credit losses in accordance with Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash equivalents and due from broker), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases ("ASC 842").* The guidance increases transparency by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. In applying ASC 842, the Company made an accounting policy election not to recognize the right-of-use assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight- line basis over the lease term.

Right-of-use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right-of-use assets also exclude lease incentives. During the year, the Company entered into a new lease agreement and the present value of the lease payments was determined using a 5.5% incremental borrowing rate.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right-of-use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities.

Recently Issued and Effective Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segments Disclosures ("ASU 2023-07"),* which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources and is applicable to companies with a single reportable segment. The requirements are effective for annual Reports beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. Refer to Note 9, Segment Reporting.

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2025

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2025 consisted of the following:

Data processing equipment	$ 308,340
Office equipment	72,443
Office furniture	70,953
Leasehold improvements	50,034
	501,770
Less: accumulated depreciation and amortization	(500,516)
Property and equipment, net	$ 1,254

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. The Company is not aware of any such disciplinary actions.

Leases

The Company has entered into leases for its facility in New Jersey and Washington. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term which are included in occupancy expenses in the statement of income.

As of April 30, 2025, maturities of the outstanding lease liability for the Company were as follows:

Year ending April 30:	
2026	$ 33,820
Less: Discount to present value	716
Lease liability	$ 33,104

NOTE 3 – COMMITMENTS AND CONTINGENCIES (continued)
Leases (continued)

Other information related to the lease as of April 30, 2025:

Weighted average remaining lease term: 0.90 years
Weighted average discount rate: 5.5%

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change day to day. At April 30, 2025, the Company had regulatory net capital of $747,421 which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was approximately 36% as of April 30, 2025.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2025.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a fixed income interdealer broker, the Company is engaged in the contemporaneous buying and selling of securities for banks, broker-dealers registered with the SEC and some institutional investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with the non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit of $50,000 with the clearing broker.

The Company's financial instruments, including cash, receivable from clearing broker, deposit with clearing broker, prepaid expenses and other current assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company has a deposit and receivable from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

At April 30, 2025, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. As of April 30, 2025, $9,875 was on deposit in excess of FDIC coverage. The Company has not experienced any losses in these accounts and does not believe there is any significant credit risk with respect to cash and cash equivalents.

NOTE 8 - RELATED PARTY TRANSACTIONS

Transactions with Affiliates

The Company received administrative, operational, and support services from Hartfield, Titus & Donnelly, LLC ("HTD"), an affiliated entity under common ownership, in the amount of $282,460 during the year ended April 30, 2025.

Consulting Agreement

The Company entered into an agreement with a non-voting member of the Parent to provide consulting services to the Company.

NOTE 9 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, that provides marketing And distribution services, which is comprised of several classes outlined in Note 1. The Company has identified its Chief Executive Officer (CEO), as the chief operating decision maker ("CODM"). The CODM manages the Company's business activities using the significant net income information referenced in the statement of operations.

Additionally, the CODM uses the excess net capital (see Note 4), which is not a measure of profit and loss, To make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

NOTE 10. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance April 30, 2025
Assets:				
U.S. Treasury Bills	$ 174,135	$ -	$ -	$ 174,135
Total at fair value	$ 173,135	$ -	$ -	$ 174,135